SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AND ITS IRISH PILOTS AGREE ON PAY CUTS
TO SAVE IRISH PILOT JOBS

Ryanair today (3 July) welcomed acceptance by 100% of its Irish Pilots of a 4-year agreement which includes a 20% pay reduction, restored over 4 years, along with productivity improvements on rosters, flexible working patterns and annual leave to minimise Irish Pilot job losses. This agreement gives Ryanair a framework to flex its operation during the Covid-19 crisis and a pathway to recovery when the business returns to normal in the years ahead.

Earlier this week BALPA and Ryanair UK pilots accepted a similar deal to save jobs also with 20% pay cuts and productivity improvements.

Ryanair has also signed agreements with the Fórsa union for our Irish based cabin crew and the UNITE union for our UK cabin crew on up to 10% pay reductions, fully restored over 4 years as well as productivity improvements to save jobs. These cabin crew agreements are currently out to ballot.

These agreements demonstrate that Ryanair Pilots wish to work with the airline during the Covid-19 crisis where Ryanair will carry 50% less traffic, at significantly lower fares for the foreseeable future.

Ryanair's CEO Eddie Wilson said:

"We welcome this week's results in both Ireland and the UK of acceptance of a 4-year agreement on 20% pay cuts and productivity improvements on rosters and flexible working patterns to save the maximum number of Irish and UK Pilot jobs. The strength of this acceptance demonstrates the commitment from our pilots in Ireland and the UK to work with Ryanair as we work our way through this crisis over the next number of years".

ENDS

For further information
please contact:                                   Alejandra Ruiz                                Piaras Kelly
                                                            Ryanair DAC                                   Edelman Ireland
            Tel: +353-1-9451799                      Tel: +353-1- 592 1330
                press@ryanair.com                          ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 July, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary